   As filed with the Securities and Exchange Commission on December 22, 1999
                                                       Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                                 XIRCOM, INC.
            (Exact Name of Registrant as Specified in Its Charter)
                                ---------------

                    California                                           95-4221884
         (State or other jurisdiction of                              (I.R.S. Employer
          Incorporation or organization)                           Identification Number)

                          2300 Corporate Center Drive
                        Thousand Oaks, California 91320
                                (805) 376-9300
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                ---------------
                              Steven F. DeGennaro
                            Chief Financial Officer
                                 Xircom, Inc.
                          2300 Corporate Center Drive
                        Thousand Oaks, California 91320
                                (805) 376-9300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                ---------------
                                  Copies to:
                              Howard Zeprun, Esq.
                       Wilson Sonsini Goodrich & Rosati,
                           Professional Corporation
                              650 Page Mill Road
                          Palo Alto, California 94304
                                (650) 493-9300
                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.
                                ---------------
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

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
                                                   Proposed       Proposed
                                     Amount        Maximum        Maximum      Amount of
    Title of Each Class of           to be      Offering Price   Aggregate    Registration
  Securities To Be Registered      Registered    Per Share(1)  Offering Price     Fee
------------------------------------------------------------------------------------------
Common Stock,
 $0.0001 par value per share..   448,588 shares     $62.25     $27,924,603.00  $7,372.00
------------------------------------------------------------------------------------------
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
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based on the average of high and low prices of the Common Stock of Xircom, Inc. as reported on the Nasdaq National Market on December 21, 1999.
                                ---------------
  The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED DECEMBER 22, 1999

                                 448,588 Shares
                         [LOGO OF XIRCOM APPEARS HERE]

                                  Common Stock

                                   --------

  This prospectus relates to the public offering of up to 448,588 shares of our Common Stock which is held by our current shareholders. KPMG LLP acquired 40,000 shares of our Common Stock in a private transaction. The remaining selling securityholders identified in this prospectus acquired shares of our Common Stock in a private transaction in which we acquired Entrega Technologies, Inc., a California corporation.

  The selling securityholders may sell all or a portion of the shares from time to time on The Nasdaq National Market, in negotiated transactions or otherwise, and at prices which will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive the proceeds from the sale of such shares.

  Our common stock is listed on The Nasdaq National Market under the symbol "XIRC." On December 21, 1999, the average of the high and low price for our Common Stock was $62.25 per share.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is        , 1999.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
About Xircom, Inc. ........................................................   1
Special Note Regarding Forward-Looking Statements..........................   3
Where You Can Find Additional Information..................................   3
Risk Factors...............................................................   5
Use of Proceeds............................................................  11
Selling Securityholders....................................................  11
Plan of Distribution.......................................................  13
Legal Matters..............................................................  15
Experts....................................................................  15

                               ----------------

  You should rely only on information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               ABOUT XIRCOM, INC.

  We are a leading global provider of mobile networking and information access solutions for mobile professionals. Our products enable connectivity between notebook computers and handheld computer devices and corporate networks, the Internet and other online services from a wide variety of locations.

Our Market

  Competitive and productivity demands are requiring an ever larger number of professionals to maintain remote and mobile connectivity to their corporate databases, intranets, email and the Internet. This trend toward mobile computing has resulted in the increased use of notebook PCs and handheld computing devices both on the road and in the office. International Data Corporation ("IDC") estimates that the total remote and mobile computing workforce in the U.S., including work extenders, mobile professionals, telecommuters and mobile data collectors, will be 37.8 million people in 2000, increasing to 47.1 million in 2003. These industry trends are creating a strong demand for notebook computers. IDC further estimates that total annual worldwide notebook PC shipments will be 22.3 million units in 2000 and 31.2 million units in 2003.

  The principal device for portable computing connectivity is the PC Card, a credit card-sized electronic component that contains a modem, a local area network ("LAN") connection, or a combination of these, and which can be inserted into a slot on a portable computer. IDC estimates that in the year 2000, 19.6 million PC Cards will be shipped worldwide. In addition, we believe there will be a significant market for connectivity devices smaller than PC Cards, for use with new generations of sub-notebook PCs and handheld computing devices.

Our Products

  We have consistently pioneered the development of new mobile networking technologies and products. In 1992, we were the first company to ship a LAN adapter in the PC Card form factor, compliant with the standards set by the Personal Computer Memory Card International Association (also known as PCMCIA Cards). We expanded our product offerings in 1994 to include the first combo LAN and modem PC Cards. We believe combo cards continue to represent the fastest growing segment of the PC Card market. In 1998, we introduced our RealPort family of Integrated PC Cards, which eliminate the need for pop-out jacks and external cables. In 1999, we introduced Universal Serial Bus ("USB") port expansion systems, both through our own internal product offering introduced in August 1999 and through our acquisition of Entrega Technologies, Inc. ("Entrega") in October 1999. Through our acquisition in September 1999 of the Rex personal information manager product line from Franklin Electronic Publishers, we have also entered the market for sub-handheld information accessories.

  Our products, which are recognized for innovative technology, high reliability and broad compatibility, currently include:

  . PC Cards and Integrated PC Cards. Our PC Cards and Integrated PC Cards enable LAN, modem or combination LAN and modem connectivity for portable PCs. Our line of RealPort Integrated PC Cards features a patented connection point consisting of a built-in, standard connector, eliminating the need for pop-out jacks and external cables, which are often broken or lost.

  . Mini PCI Cards. Our Mini PCI Cards provide to OEMs a flexible and low-cost means to add internal communication functionality to notebook and sub-notebook computers and handheld computing devices.

  . Handheld Connectivity Cards. We have recently introduced a line of LAN and modem connectivity cards for handheld information appliances, including our CompactCards for Windows CE devices.

  . USB Port Expansion Systems. Our recently introduced PortGear and
    PortStation products are USB port expansion systems that provide peripheral-to-PC connectivity, including modem, LAN and Ethernet connectivity. Our PortStation products consist of mix-and-match modular connectivity ports that can be individually configured and snapped together, connecting to a single USB port on the host PC. PortStation products are targeted for the enterprise market. PortGear products are USB connection devices targeted for value-focused OEM and consumer markets.

  . Wearable Information Accessories. Our Rex line of sub-handheld information accessories provides convenient mobile information access by combining a personal organizer into a PC Card.

  Our technological leadership and innovative product designs are reflected in the numerous industry awards our products have received. These include:

  . RealPort Ethernet 10/100+Modem 56: Notebook & Organizer "Best PC Card
    Modem 1999"

  . RealPort CardBus Ethernet 10/100+Modem 56: PC Computing "1998 MVP Award"
    Hardware, PC Card Network Adapter

  . CreditCard Ethernet 10/100+Modem 56: PC Computing "1997 MVP Winner"

  . CreditCard Ethernet Adapter 10/100: Network Computing 1996 Editor's
    Choice

  . CreditCard Ethernet+Modem: PC Magazine 1995 Technical Excellence Award--
    Networking Hardware category

  We sell our products primarily through domestic and international distributors. Domestic distributors include Ingram Micro Inc., Tech Data Corporation and Merisel, Inc., and reseller organizations such as MicroAge, Inc. and Inacom Corp. International distributors include Tech-Pacific Ltd., LANDIS and C2000/Tech Data and international resellers such as Computacenter Ltd. We also sell our products to a number of large OEM customers, such as Compaq Computer Corporation, Dell Computer Corporation, Gateway Inc., International Business Machines, Intel Corporation and Toshiba Corporation. U.S. enterprise customers standardized on our products include Wal-Mart Stores, Inc., AT&T Corp., Bell Atlantic Corporation, Lucent Technologies, Inc., The Walt Disney Company, Bank One Corporation, Pfizer Inc., McDonald's Corporation and the Federal Reserve Board. Examples of customers standardized globally on our products include Oracle Corporation, PricewaterhouseCoopers LLP, Cisco Systems Inc., McKinsey & Company Inc., Microsoft Corporation, DaimlerChrysler AG, Hewlett-Packard Company, Volvo AB, Novartis AG and BP Amoco Plc.

  We intend to continue to develop our existing product offerings to support leading edge connectivity standards. We expect customers for our PC Card and port expansion system products to continue to demand higher speeds and bandwidth. We are focusing our development efforts on new versions of Integrated PC Card and PC Card LAN adapters, modem-only cards, multifunction cards and port expansion systems. Such new versions may combine LAN, modem, ISDN, digital subscriber line, cable modem, local and/or wide area wireless communications, and home networking technologies. We also plan to introduce an enterprise version of the Xircom Rex wearable information accessory that combines its current information management capabilities with two-factor authentication technology to offer an integrated user authentication solution for corporate networks.

  We also intend to continue to develop new product lines to complement our existing product offerings and capitalize on opportunities created by advancements in notebook PC and handheld computer technology. For example, the Palm-based Visor handheld computer, launched by Handspring, Inc. in September 1999, includes an external expansion slot that accepts devices referred to as "Springboard Modules." The Springboard external expansion slot is the first attempt to create a standardized expansion slot for Palm-based handheld devices, and could become the de-facto standard. We are developing products based on this Springboard standard for the Palm segment, to complement our handheld connectivity products to support handheld computers using the Windows CE operating system.

Recent Developments

  We recently completed two acquisitions, enhancing our leading position in the mobile networking market. On September 27, 1999, we completed the acquisition of certain assets of the Rex product line, including intellectual property, inventory and fixed assets, from Franklin Electronic Publishers for $13.25 million in cash. The Rex product line allows us to enter the wearable information accessory market. These products, which will be marketed under the Xircom Rex brand name, are expected to be offered through leading retail channels as well as our worldwide distributor network. On October 1, 1999, we completed the acquisition of Entrega, a leader in the consumer USB port expansion market. Entrega's products will be marketed as Xircom PortGear products and are expected to be offered worldwide through mass merchandise, retail and OEM channels. We expect from time to time to continue to evaluate the acquisition of additional businesses, products and technologies.

  We were incorporated in 1988 in California. Our principal executive offices are located at 2300 Corporate Center Drive, Thousand Oaks, California 91320. Our telephone number is (805) 376-9300.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus and the documents we incorporate by reference may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and
Section 27A of the Securities Act. Words such as "estimate," "project," "plan," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the other documents incorporated by reference, including, but not limited to, the Annual Report of Form 10-K for the year ended September 30, 1999 of Xircom, including any amendment. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

  We file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"), in accordance with the Securities Exchange Act of 1934 (the "Exchange Act"). You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the SEC in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC's World Wide Web site at http://www.sec.gov. Our web address is http://www.xircom.com. Information on our website is not incorporated by reference.

  We have filed a registration statement on Form S-3 under the Securities Act of 1933 (the "Securities Act") with respect to our common stock. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

  The SEC allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

  . Our Annual Report on Form 10-K for the fiscal year ended September 30,
    1999;
  . Our Current Report on Form 8-K dated November 10, 1999;
  . Our Proxy Statement dated December 13, 1999 for our Annual Meeting of
    Shareholders to be held on January 21, 2000; and . The description of our Common Stock contained in our Registration
    Statement on Form S-3 filed with the SEC on December 14, 1999 (No. 333-90783) as set forth therein under the heading "Description of Capital Stock," including any amendments or reports filed for the purpose of updating such description.

  You may request a copy of these filings, at no cost, by writing or calling us at the following address:

               Steven F. DeGennaro
               Chief Financial Officer
               Xircom, Inc.
               2300 Corporate Center Drive
               Thousand Oaks, California 91320
               (805) 376-9300

                                  RISK FACTORS

  We face the risk of being unable to remain competitive in the mobile information access industry.

  Companies in the PC, desktop LAN adapter and modem industries with greater name recognition and greater financial resources than us have a significant presence in the PC Card adapter market, including, in particular, 3Com. As a result, we have faced significant competition in our industry. Actions by our competitors which continue to influence this competitive environment include price reductions, new product introductions, promotional efforts, and changes in the level of channel inventory. We expect competition to remain intense and as a result, we may lose some of our business to our competitors. Further, we believe that the market for our products will continue to be price competitive and thus we could continue to experience lower selling prices, lower gross profit margins and reduced profitability levels for such products than in the past.

  We face the risk of being unable to compete if our manufacturing facility becomes unable to produce our products efficiently.

  Our manufacturing facility, located in Malaysia, produces all of our PC Card adapter products. We may be unable to achieve significant additional efficiencies from this facility. If we are unable to achieve additional cost reductions through increased production or manufacturing efficiencies we may be unable to keep pace with our competitors' cost or price reductions to an extent necessary to maintain or increase our market share without adversely affecting gross profit margins. In addition, interruptions in the supply of products could occur if we are unable to accurately forecast demand levels or react sufficiently rapidly to changes. This in turn could adversely affect future sales. We also face risks associated with maintaining production facilities overseas, including management of a distant and remote manufacturing facility, currency fluctuations and potential instability in the local country. This is particularly of concern to us in light of recent economic and political uncertainty in Malaysia and in Asia generally.

  We face the risk of declining margins resulting from changes in the mix of products we sell and in the types of customers to whom we sell.

  Certain of our products have lower gross profit margins than others. As a result, changes in our product mix could result in variations in overall gross profit margin. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the relative margins of our different products. In addition, shipments to our OEM customers generally result in lower average selling prices and gross profit margins than sales made through our distribution partners. Furthermore, the increased percentage of revenue from OEM customers during fiscal 1999 as compared to fiscal 1998 has resulted in an increased concentration in our customer base. With this increased customer concentration, we have increased our dependency on a more limited number of customers at lower average selling prices and gross profit margins than sales made through our distribution partners. These trends may continue, as we anticipate a continuing increase in OEM revenues as a percentage of sales.

  We face certain risks as a result of our international sales and manufacturing activities.

  Our sales may be subject to government controls and other risks such as:

  .  Federal restrictions on export;
  .  Export licenses;
  .  Trade restrictions;
  .  Changes in tariff and freight rates;
  .  Currency fluctuations; and
  .  Political instability.

As a result of recent and potential factors such as currency fluctuations and economic instability impacting international markets, we could encounter difficulties in accessing new and existing international markets or experience increased credit risks. Such credit risks could include insolvency of customers or other impairments of customers' ability to repay amounts owed to us. These credit risks could also include insolvency of vendors or other impairments of vendors' ability to supply materials to us.

  Foreign currency fluctuations could adversely affect our results.

  We do all our manufacturing at our facility in Malaysia and our European sales headquarters is located in Belgium. As a result, a significant portion of our operating expenses are currently denominated in the Malaysian ringgit and the Belgian franc. The majority of our international sales have been denominated in U.S. dollars in 1999 and prior fiscal years. However, beginning with fiscal year 2000, we expect that the majority of our international sales will be denominated in the Euro. We do not engage in foreign currency hedging transactions, although we do mitigate our operating expense exposure to some extent by purchasing in advance a portion of the currency expected to be needed for overseas operating expenses. Accordingly, our results of operations could be adversely affected as a result of foreign currency fluctuations. In particular, in September 1998, the Malaysian government fixed the exchange rate of the Malaysian currency at 3.8 ringgits per U.S. dollar. Any potential reversion to a floating exchange rate could have an adverse effect on our results of operations.

  We face the risk of incurring unnecessary expenses if we are unable to accurately predict sales of our products.

  We generally ship products within one to four weeks after receipt of orders. Therefore, our sales backlog is typically minimal. Accordingly, our expectations of future net sales are based largely on our own estimates of future demand and not on firm customer orders. If our net sales do not meet expectations, profitability would be adversely affected, as we may not be able to reduce expenses at the same pace in the near term.

  We face the risk of a reduction in our sales if we are unable to respond quickly to changes in demand for our products.

  Our net sales can be affected by changes in the quantity of products that our distributor and OEM customers maintain in their inventories. Due to steps we took beginning in the fourth quarter of fiscal 1997, we believe that our distribution partners carry relatively low quantities of our inventory compared to our competitors'. We also have taken steps, beginning in the second quarter of fiscal 1999, to reduce the levels of inventory maintained by our OEM customers. We believe that these actions enable us to react more quickly to changes in market demand. However, we may also be more directly and more rapidly affected by changes in the market, including the impact of any slowdown or rapid increase in end user demand. Despite our efforts to reduce channel inventory exposure, distribution partners and OEM customers may still choose to reduce their inventories below current levels, which could cause a reduction in our net sales.

  We face the risk of being unable to compete if we are not able to develop new products in a timely manner.

  Our continued success is dependent on our ability to continue to introduce new products with advanced features, functionality and solutions that our customers demand. We may not be able to continue to introduce new products on a timely basis that are accepted by the market, or that sell through to end users in quantities sufficient to make the products viable for the long-term. Sales of our new products may negatively impact sales of existing products. In addition, we may have difficulty establishing our products' presence in markets where we do not currently have significant brand recognition.

  We face the risk of being unable to manufacture our products because we are dependent on a limited number of qualified suppliers for our components.

  Because of frequent technology changes and rapid industry growth, the cost and availability of components used to manufacture our products may fluctuate. Because some components, including custom chipsets, are available from sole suppliers, we risk having an inadequate supply of components due to a number of factors, including:

  .  Supplier manufacturing constraints;
  .  Excess of demand versus supply;
  . National political or economic changes; and . Other risks not within our control.

Although we have not experienced any significant parts shortages over the past year, many components we use require long-lead purchase orders thereby limiting our flexibility to change order quantities in the event of changes in demand. Any supply source interruptions, limitations on availability, or inability to develop alternative sources as needed could adversely affect our ability to deliver products and, in turn, our future earnings.

  We face the risk that rapid technological changes and short product life cycles in our industry could harm our business.

  Rapid technological change and short product life cycles characterize the industry in which we operate. The industry includes competitors with greater financial and technical resources than us, including, in particular, 3Com. While we have historically been successful in developing or integrating leading technology into our products, ongoing investment in research and development is required for us to maintain our technological position. We may need to increase the rate of such investment depending on competitive factors, and we may not be able to innovate as quickly as our competitors.

  If networking capability is included in extension modules to PCs or in the PC itself, it could result in a reduction in the demand for add-on networking devices. In addition, while we believe our Realport connection port is a competitive strength, as computing devices become ever smaller, connectivity device form factors may become too small to permit use of the Realport connector. Our operating results and ability to retain our market share are also dependent on continued growth in the underlying markets for notebook networking products, and notebook computers, and the notebook-to-network connection rate.

  We face the risk that we could become involved in intellectual property disputes and may be unable to enforce our intellectual property rights.

  We may not be able to protect our intellectual property adequately through patent, copyright, trademark and other protection. For example, patents issued to us may not be upheld as valid if litigation over the patent were initiated. If we are unable to protect our intellectual property adequately, it could allow competitors to duplicate our technology or may otherwise limit any competitive technological advantage we may have. Because of the rapid pace of technological change in the communications industry we believe our success is likely to depend more upon continued innovation, technical expertise, marketing skills and customer support and service rather than upon legal protection of our proprietary rights. However, we will aggressively assert our intellectual property rights when necessary.

  With the proliferation of new products and rapidly changing technology in the mobile information access market, there has been a significant volume of patents or similar intellectual property rights held by third parties. Given the nature of our products and development efforts, there are risks that claims associated with such patents or intellectual property rights could be asserted against us by third parties. These risks include the cost of licensing or designing around a given technology. If a claimant refuses to offer such a license on terms acceptable to us, there is a risk of incurring substantial litigation or settlement costs regardless of the merits of the allegations. In the event of litigation, if we do not prevail we may be required to pay significant damages and/or to cease sales and production of infringing products.

  We currently use software licensed from third parties in certain of our Combo, modem-only and Token Ring products. Our operating results could be adversely affected by a number of factors relating to this third-party software, including:

  . Failure by a licensor to accurately develop, timely introduce, promote or support the software;
  .  Delays in shipment of our products;
  . Excess customer support or product return costs experienced by us due to errors in licensed software; or
  .  Termination of our relationship with such licensors.

  We face the risk of being unable to attract and retain qualified managerial and other skilled personnel.

  Our continued success depends, in part, on our ability to identify, attract, motivate and retain qualified managerial, technical and sales personnel. Because our future success is dependent on our ability to manage effectively the enhancement and introduction of existing and new products and the marketing of such products, we are particularly dependent on our ability to identify, attract, motivate and retain qualified managers, engineers and salespersons. The loss of the services of a significant number of our engineers or sales people or one or more of our senior officers or managers could be disruptive to our development efforts or business relationships and could seriously harm our business.

  We face the risk of being unable to integrate effectively businesses or assets that we acquire.

  The recent acquisition of Entrega and certain assets of the Rex product line, including intellectual property, inventory and fixed assets, from Franklin Electronic Publishers must be integrated with our existing business structure. If we fail to integrate Entrega and the Rex assets within our business effectively or fail to do so with acquisitions that we have made in the past or may make in the future, we may face disruptions to our business activities and our business may be seriously harmed.

  We face the risk of being unable to renew our tax holiday status in Malaysia.

  We have received tax holiday status on our manufacturing operations in Malaysia. Under this tax holiday, the earnings of our manufacturing subsidiary are not taxable in Malaysia. This tax holiday expires in 2000, and we cannot be assured that we will be able to renew or extend this tax holiday.

  We face the risk of continued high volatility in our stock price.

  The market price of our common stock has been, and may continue to be, subject to a high degree of volatility. Numerous factors relating to us or our competitors may have a significant impact on the market price of our common stock, including:

  . General conditions in the networking and computer industries;
  . Product pricing;
  . New products;
  . Market growth forecasts;
  . Technological innovations;
  . Acquisitions; and
  . Announcements of quarterly operating results.

In addition, stock markets have experienced extreme price volatility and broad market fluctuations in recent years. This volatility has had a substantial effect on the market price of securities issued by many high technology companies, including ours, in many cases for reasons unrelated to the operating performance of the specific companies. Our common stock has experienced volatility not necessarily related to announcements of our performance.

  We face the risk that Year 2000 compliance issues could harm our business.

  The Year 2000 issue is the result of computer programs and hardware using two digits rather than four to define the applicable year. Such computer programs and hardware may have date-sensitive software or embedded chips that always assume the century is "19". This could cause miscalculations or failure in our affected information systems and/or manufacturing equipment. Such system miscalculations or failure could disrupt our business operations by, for example, causing a temporary inability to process transactions or engage in our normal business activities. Such disruptions may also occur if our key suppliers or customers experience disruptions in their ability to transact with us due to Year 2000 issues.

Products

  We have reviewed and tested our PC Card, PortStation port expansion system, and Rex products and believe they do not present any Year 2000 issues. Products associated with the Entrega acquisition had been tested independently by Entrega prior to our acquisition. Pursuant to that testing, Entrega had issued its own statement on Year 2000 readiness of its products, in which Entrega noted that its products were found to be fully Year 2000 compliant. In addition, as part of our acquisition of the Rex product line, we have, where applicable, secured representations, warranties, and/or certifications of Year 2000 compliance from key suppliers of operating software contained in such products, and from parties selling products to us for our resale. We do not believe any of our products will present any Year 2000 issues. All of our products are used primarily as accessories to, and operate in dependence upon, related systems. The related systems may themselves contain or demonstrate Year 2000 issues. We do not believe that any such Year 2000 issues in such systems are or may be attributable to our products.

Internal IT and Non-IT Systems

  In relation to our internal systems, our plan to manage the Year 2000 issue has involved four phases: inventory/assessment, remediation, testing, and contingency planning.

  During late fiscal 1998 through early fiscal 1999, we performed our inventory/assessment phase which analyzed the major information systems that could be significantly affected by the Year 2000 issue and we engaged personnel and resources to resolve potential issues. Through this initial analysis, we concluded that the Year 2000 issue could be mitigated with respect to our internal information systems and manufacturing equipment with modifications or replacements of certain existing software and hardware where necessary or advisable. Based on our analysis, we determined that we would be required to modify or replace certain portions of our internal hardware and software so that those systems would properly use dates beyond December 31, 1999.

  Our inventory/assessment plan for both information technology ("IT") and non-IT systems is essentially completed. As part of the inventory/assessment phase, we initiated communications to create awareness, both internally and externally, of the need to identify Year 2000 issues and the risks the issues create. We have collected and analyzed inventories of systems, equipment, and processes from our global locations. Based on our inventory/assessment phase, most of our significant systems were determined to be Year 2000 compliant. The inventory/assessment indicated, however, that our customer interaction system could be affected. This system was successfully replaced with a Year 2000 compliant system in May 1999 as part of the remediation phase of our project noted below.

  The remediation phase involves reprogramming or replacing inventoried items. We have completed the remediation phase with respect to our internal systems' (IT and non-IT) Year 2000 exposure. Remediation of all systems classified as "mission critical" was completed by March 31, 1999 and remediation of all systems classified as "priority" was completed by June 30, 1999. Remediation of the remaining systems, classified as "low impact", was completed by September 30, 1999.

  The testing phase included defining test plans, establishing appropriate test environments, developing test cases, performing testing with appropriate personnel, and certifying/documenting the results. The certification process entailed having applicable in-house subject matter experts (i.e. functional managers) review test results, including computer screens and printouts, against pre-established criteria to ensure system(s) compliance. Additionally, in relation to equipment used in our manufacturing lines, we engaged qualified personnel from the applicable equipment manufacturer to perform run time on-site testing in our manufacturing facility of the given manufacturer's equipment. Services performed by such equipment manufacturer personnel included installation of any applicable patches, upgrades, or other modifications, if any, as necessary to ensure full Year 2000 compliance on the applicable manufacturer's equipment. As of September 30, 1999, our testing phase was substantially completed.

  We are developing a contingency plan for organizing responses in case of shutdown of certain of our critical applications due to Year 2000 issues. This contingency plan involves, among other things, IT and non-IT systems and external systems. In addition, we have initiated plans to secure certain contingent levels of key materials and components for stocking purposes near the end of calendar year 1999. These efforts are intended to provide for any unanticipated disruption in the supply chain affecting suppliers of designated critical components. We believe that the most likely worst case of a Year 2000-related failure within systems we manage, given our state of readiness today, would be a temporary (i.e. recoverable and correctable) loss of 10% of our internal IT capability with no material impact on our ability to conduct normal revenue-generating operations.

External relationships

  Our global operations rely heavily on the infrastructures within the countries in which they do business. The Year 2000 readiness within infrastructure suppliers (utilities, government agencies, and shipping organizations) will be crucial to our ability to avoid disruption of operations.

  We have queried our significant suppliers regarding their Year 2000 readiness. To date, we are not aware of any such significant supplier with a Year 2000 issue that would materially affect our operating results. While we have no means of ensuring that all of our significant suppliers will be Year 2000 ready, we performed secondary evaluations, of our most critical suppliers including site visits where deemed necessary, and found no Year 2000 issues that we believe would lead to an interruption of our manufacturing schedules. We could be materially impacted if our significant suppliers are unable to resolve their Year 2000 issues in a timely fashion. The adverse effect on us of non-compliance by these parties could adversely affect us.

Costs

  We have used both internal and external resources to replace, test and implement IT and non-IT systems needing Year 2000 modifications. The total cost of the Year 2000 project has been approximately $1.4 million and was funded by cash flows from operations. Of the amounts incurred, approximately $660,000 was expensed and $702,000 was capitalized for new software. As our Year 2000 efforts are substantially complete, we do not expect to incur significant future costs related to this project.

                                USE OF PROCEEDS

  Xircom will not receive any of the proceeds from the sale of the shares listed below. All proceeds will be for the account of the selling securityholders, as described below. See "Selling Securityholders" and "Plan of Distribution."

                            SELLING SECURITYHOLDERS

  The following table sets forth, as of the date of this prospectus, the name of each of the selling securityholders, the number of shares of Common Stock that each selling securityholder owns, the number of shares of Common Stock owned by each selling securityholder that may be offered for sale from time to time by this prospectus and the number of shares of Common Stock to be held by each selling securityholder assuming the sale of all of the Common Stock offered hereby.

  KPMG LLP acquired 40,000 shares of our Common Stock in a privately negotiated transaction. The remaining selling securityholders identified in this prospectus acquired shares of our Common Stock in a private transaction pursuant to Rule 144 in which we acquired Entrega Technologies, Inc., a California corporation.

  We have agreed to indemnify each of the selling securityholders against certain liabilities, including liabilities under the Securities Act of 1933. The selling stockholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act of 1933.

  We have agreed with the selling securityholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of October 1, 2000 or the date on which each selling securityholders is able to sell all shares offered pursuant to this Registration Statement in a single three-month period in accordance with Rule 144 under the Securities Act of 1933.

                           Shares Beneficially                       Shares Beneficially
                         Owned Prior to Offering         Number of   Owned After Offering
Name of Selling          -----------------------------    Shares     --------------------
Securityholders             Number           Percent   Being Offered  Number    Percent
---------------          -------------     ----------- ------------- --------------------
KPMG LLP................        40,000           *         40,000         --         *
Bradford Brizendine.....           420(1)        *            420         --         *
Larry Cohen.............           420(1)        *            420         --         *
Steve Farkes............         3,432(2)        *          3,432         --         *
Terry Hanrahan..........         1,716(3)        *          1,716         --         *
Jesse Harrell...........           843(4)        *            843         --         *
Fred McCoy..............         1,715(3)        *          1,715         --         *
David Murray............         8,581(5)        *          8,581         --         *
Eric Seedman............        34,326(6)        *         34,326         --         *
Joe Seedman.............        34,326(6)        *         34,326         --         *
Michael Seedman.........       279,701(7)        *        279,701         --         *
Mary K. Smith...........         1,716(3)        *          1,716         --         *
Robert Stewart..........           655(8)        *            655         --         *
David Ullman............           843(4)        *            843         --         *
Bradford Wilder.........           420(1)        *            420         --         *
Gregg Wilkes............         5,148(9)        *          5,148         --         *
Jon Zakin...............        34,326(6)        *         34,326         --         *
Total ..................        448,588          *        448,588         --         *

--------
  * Less than 1%
 (1) 42 of these shares are currently held in escrow with Union Bank of California
 (2) 345 of these shares are currently held in escrow with Union Bank of California

 (3) 172 of these shares are currently held in escrow with Union Bank of California
 (4) 84 of these shares are currently held in escrow with Union Bank of California
 (5) 864 of these shares are currently held in escrow with Union Bank of California
 (6) 3,457 of these shares are currently held in escrow with Union Bank of California
 (7) 28,171 of these shares are currently held in escrow with Union Bank of California
 (8) 65 of these shares are currently held in escrow with Union Bank of California
 (9) 517 of these shares are currently held in escrow with Union Bank of California

                              PLAN OF DISTRIBUTION

Resales by Selling Securityholders

  We are registering the shares on behalf of the selling securityholders. Any or all of the selling securityholders may offer the shares from time to time, either in increments or in a single transaction. The selling securityholders may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling securityholders will act independently of Xircom in making decisions with respect to the timing, manner and size of each sale.

Donees and Pledgees

  The term "selling securityholder" includes donees, persons who receive shares from selling securityholders after the date of this prospectus by gift. The term also includes pledgees, persons who, upon contractual default by the selling securityholders, may seize shares which the selling securityholders pledged to such persons. If the selling securityholders notify Xircom that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

Costs and Commissions

  Xircom will pay all costs, expenses and fees in connection with the registration of the shares. The selling securityholders will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares.

Types of Sale Transactions

  The selling securityholders will act independently of Xircom in making decisions with respect to the timing, manner and size of each sale. The selling securityholders may sell the shares in one or more types of transactions (which may include block transactions):

  . on the Nasdaq National Market,

  . in negotiated transactions,

  . through the writing of options on shares,

  . short sales, or

  . any combination of such methods of sale.

  The shares may be sold at a fixed offering price, which may be changed, or at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.

Sales To or Through Broker-Dealers

  The selling securityholders may either sell shares directly to purchasers, or sell shares to, or through, broker-dealers. These broker-dealers may act either as an agent of the selling securityholders, or as a principal for the broker-dealer's own account. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders and/or the purchasers of shares. This compensation may be received both if the broker-dealer acts as an agent or as a principal. This compensation may also exceed customary commissions.

  The selling securityholders may enter into hedging transactions with broker-dealers in connection with distribution of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling securityholders. The selling securityholders also may sell shares short and re-deliver the shares to close out such short positions. The selling securityholders may enter into option or other transaction with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling securityholders may also loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

Deemed Underwriting Compensation

  The selling securityholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

Indemnification

  The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities arising under the Securities Act.

Prospectus Delivery Requirements

  Because a selling securityholder may be deemed an underwriter, the selling securityholder must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act. We have informed the selling securityholders that their sales in the market may be subject to the anti-manipulation provisions of Regulation M of the Exchange Act.

State Requirements

  Some states require that any shares sold in that state only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that there exists an exemption from the registration or qualification requirements and that the exemption has been complied with.

Sales Under Rule 144

  The selling securityholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act. To do so, the selling securityholders must meet the criteria and comply with the requirements of Rule 144.

Distribution Arrangements with Broker-Dealers

  If the selling securityholders notify Xircom that any material arrangement has been entered into with a broker-dealer for the sale of shares through:

  . a block trade,

  . special offering,

  . exchange distribution or secondary distribution, or

  . a purchase by a broker dealer,

then Xircom will file, if required, a supplement to this prospectus under Rule 424(b) under the Securities Act.

  The supplement will disclose, to the extent required:

  . the name of such selling securityholder and of the participating broker-dealer(s),

  . the number of shares involved,

  . the price at which such shares were sold,

  . the commissions paid or discounts or concessions allowed to such broker-dealer(s) where applicable,

  . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  . any other facts material to the transaction.

                                 LEGAL MATTERS

  The validity of the issuance of the securities we are offering by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended September 30, 1999, and have audited our supplemental consolidated financial statements and schedule in our Current Report on Form 8-K dated November 10, 1999, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and supplemental financial statements, and related schedules and incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                         [LOGO OF XIRCOM APPEARS HERE]

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution

  The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering are as follows:

     Securities and Exchange Commission registration fee............ $ 7,372.00
     Accounting fees and expenses...................................   2,000.00
     Legal fees and expenses........................................   5,000.00
     Miscellaneous..................................................   3,628.00
                                                                     ----------
       Total........................................................ $18,000.00
                                                                     ==========

ITEM 15. Indemnification of Directors and Officers of Xircom

  Articles of Incorporation

  Article IV of our Amended and Restated Articles of Incorporation provides that liability of the directors for monetary damages shall be eliminated to the fullest extent permitted by California law and that we are authorized to provide indemnification of directors, officers and other agents to the fullest extent permissible under California law. California law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

  . for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law,

  . for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director,

  . for any transaction from which the director derived an improper personal benefit,

  . for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders,

  . for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders,

  . for transactions between the corporation and one or more of its directors or between the corporation and any corporation in which one or more of its directors has a material financial interest, or

  . for approving certain corporate actions including distributions to shareholders or committing the corporation to certain loans or guaranty as provided in Section 316 of the California General Corporation Law.

  Bylaws

  Article IV of our Bylaws provides that we will, to the maximum extent permitted by the California General Corporation Law, have power to indemnify any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or who was a director, officer, employee or agent of the corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the corporation.

  Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the corporation would have the power to indemnify the agent against such liability. We currently maintain liability insurance for our officers and directors.

  We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Articles of Incorporation and Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Xircom, arising out of such person's services as a director or officer of Xircom, any subsidiary of Xircom or any other company or enterprise to which the person provides services at the request of Xircom.

ITEM 16. Exhibits

  The following exhibits are filed herewith or incorporated by reference herein:

 Exhibit
 Number                              Exhibit Title
 -------                             -------------
  3.1++  Amended Articles of Incorporation of Xircom, Inc. (incorporated by reference to Exhibit 3.1 of the Company's report on Form 10-Q for the quarter ended March 31, 1992)
  3.2++  Bylaws of Xircom, Inc. (incorporated by reference to Exhibit 3.3 of
         Amendment No. 3 to the Company's registration statement on Form S-1,
         No. 33-45667)
  4.1    Registration Rights Agreement between Xircom and certain Xircom securityholders
  4.2    Registration Rights Agreement between Xircom and KPMG LLP
  5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
 23.1    Consent of Ernst & Young LLP, Independent Auditors
 23.2    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (included in Exhibit 5.1)
 24.1    Power of Attorney of certain directors and officers of Xircom, Inc.
         (see page II-4)

--------
++Previously filed.

ITEM 17. Undertakings

  A. The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement; (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statment (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume ad price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C. Undertaking Regarding Indemnification

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such Indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  D. Undertaking Regarding Registration Statement Permitted by Rule 430A.

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Thousand Oaks, State of California, on December 22, 1999.

                                          XIRCOM, INC.

                                                    /s/ Dirk I. Gates
                                          By: _________________________________
                                                  Chairman of the Board
                                              President and Chief Executive
                                                         Officer

                               POWER OF ATTORNEY

  KNOW BY ALL THESE PRESENTS that each individual whose signature appears below constitutes and appoints Dirk I. Gates and Steven F. DeGennaro, and each of them, as his true and lawful attorney-in-fact and agents, each with the power of substitution, for him in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 Name                          Title                  Date
                 ----                          -----                  ----

          /s/ Dirk I. Gates           President and Chief       December 22, 1999
 ____________________________________  Executive Officer
            Dirk I. Gates

       /s/ Steven F. DeGennaro        Chief Financial Officer   December 22, 1999
 ____________________________________  (Principal Financial
         Steven F. DeGennaro           and Accounting
                                       Officer)

         /s/ Michael F. Ashby         Director                  December 22, 1999
 ____________________________________
         Michael F. G. Ashby

 ____________________________________ Director                   December  , 1999
           Kenneth J. Biba

          /s/ Gary J. Bowen           Director                  December 22, 1999
 ____________________________________
            Gary J. Bowen


                 Name                   Title          Date
                 ----                   -----          ----

 ____________________________________ Director    December  , 1999
           J. Kirk Mathews

 ____________________________________ Director    December  , 1999
            Carl E. Russo

       /s/ William J. Schroeder       Director   December 22, 1999
 ____________________________________
         William J. Schroeder

         /s/ Delbert W. Yocam         Director   December 22, 1999
 ____________________________________
           Delbert W. Yocam

                                 EXHIBIT INDEX

 Exhibit
 Number                              Exhibit Title
 -------                             -------------
  3.1++  Amended Articles of Incorporation of Xircom, Inc. (incorporated by reference to Exhibit 3.1 of the Company's report on Form 10-Q for the quarter ended March 31, 1992)
  3.2++  Bylaws of Xircom, Inc. (incorporated by reference to Exhibit 3.3 of
         Amendment No. 3 to the Company's registration statement on Form S-1,
         No. 33-45667)
  4.1    Registration Rights Agreement between Xircom and certain Xircom securityholders
  4.2    Registration Rights Agreement between Xircom and KPMG LLP
  5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
 23.1    Consent of Ernst & Young LLP, Independent Auditors
 23.2    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (included in Exhibit 5.1)
 24.1    Power of Attorney of certain directors and officers of Xircom, Inc.
         (see page II-4)

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++Previously filed.